Stradley Ronon Stevens & Young, LLP
2005 Market Street Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.9120

Susan Gault-Brown
Sgault-brown@stradley.com
202-507-5171

March 26, 2024

Filed via EDGAR

Mr. Bernard Nolan, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Registration Statement for Figure Certificate Company on Form S-1 (“Registration Statement”) (File No. 377-06683)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), below are responses to the oral comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided on December 20, 2023, with regard to both the Company’s Registration Statement, as submitted on October 24, 2023 to register Figure Transferable Certificates and Figure Installment Certificates (together, the “Figure Certificates” or “Certificates”) to be offered by the Company, and the Company’s responses to the Staff’s prior comments set forth in the Company’s comment response letters, submitted on October 24, 2023 (the “October Comments”) and December 7, 2023 (the “December Comments,” and together with the October Comments, the “Prior Comments”).

On February 8, 2024, we submitted the Company’s response to the Staff’s first December 20, 2023 comment. This letter supplements that response by addressing the Staff’s remaining December 20, 2023 comments.

Each oral comment from the Staff is summarized below, followed by the Company’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Prior Comments

1.
Comment: The response to October Comment 7 revised the disclosure around the blockchain transaction fee arrangement with the Provenance Blockchain Foundation. Considering other disclosure regarding the payment of transaction fees characterize the payment to the Provenance Blockchain Foundation as a reimbursement, and the fact that such type of arrangement is necessary because transaction fees are variable (i.e., they depend on the price of Hash as well as the level of fees at the time the transactions occur), please revise the disclosure that was provided in response to October Comment 7 to clarify that the payment is expected to be made in arrears (i.e., it is a reimbursement based on fees incurred, not an advance payment based on estimated fees).

Response:  The requested revisions have been made to the Registration Statement.

2.
Comment: We note that disclosure has been provided in response to October Comment 11. Please also provide disclosure clarifying how smart contract-based transactions, which can involve the transfer of the Transferrable Certificates, differ from the peer-to-peer transfer, or, as they are referred to in the Registration Statement, “bilateral transactions,” that you otherwise discuss in the Registration Statement.

Response: The Company wishes to inform the Staff that the Company does not plan to make use of smart contracts in connection with the Certificates at its launch, and, as a result, the Company has removed most of the references to smart contracts in the Registration Statement. To address the possibility it may use smart contracts in the future, the Company has included a risk factor relating to the future use of smart contracts. Because smart contracts will not be used at this time, we respectfully have not included the requested disclosure.

3.
Comment: The response to October Comment 12 provided the current ownership of Hash, with respect to Figure Technologies, the Company’s parent company. The response states that Figure Technologies now holds 68.9% of all the issued Hash 2.0 and that Figure Technologies does not own any unstacked Hash, but the disclosure also states that Figure Technologies has “a little less than 50% of all unstaked hash.”  Please reconcile that information or explain why the information provided is accurate.

Response:  As a result of the corporate restructure described in our February 8, 2024 letter, prior to the effective date of the Registration Statement, Figure Technologies will no longer hold any Hash.  The Registration Statement has been revised to reflect this.

4.	Comment: Please provide a summary of the response to October Comment 17 in the Registration Statement.

Response: The requested revisions have been made to the Registration Statement.

5.
Comment:  Related to October Comment 28, we note that some of the provisions used in the disclosure are no longer operative and that the operative provisions are now in paragraph (i) of Section 28 of the Investment Company Act. With respect to the Installment Certificates, please ensure that the operative provisions of Section 28 are being used to describe the requirement related to minimum reserves. With respect to both types of Certificates, please provide summary disclosure regarding the amounts that are required to be paid in the event of surrender under paragraphs (d) and (i) of Section 28.

Response:  The requested revisions have been made to the Registration Statement.

Registration Statement

6.	Comment: The term “stablecoin” is used throughout the Registration Statement. Please use “so-called” or another qualifier when referencing stablecoins in the Registration Statement.

Response: The requested revisions have been made to the Registration Statement.

7.	Comment: On page 23 of the Registration Statement, there is disclosure about the Transferrable Certificates being used as a settlement currency.
(1) Please clarify in the “Risk of Using Smart Contracts” section whether the Transferable Certificates are intended to be use as a settlement currency in all of those applications, including the decentralized limit order book.  If so, please tell us why you believe the use of the Transferable Certificates, which are securities, in such an application, does not give rise to regulatory issues, including with respect to federal securities laws.
(2) Please also qualify the description of the Transferable Certificate as “currency” as it does not have all the attributes of real currency, including legal tender status.
(3) Please clarify that the operation as a regulated alternative trading system, including an affiliated ATS, relies on smart contracts.
(4) Please also add disclosure to the “Risk of Using Smart Contracts” section about any regulatory issues to which the use of the application may give rise and how the Company is managing and mitigating those risks. For example, disclosure that the decentralized limit order book could be operating as an unregistered exchange.

Response:
(1) The Registration Statement has been revised to clarify that Transferable Certificates may be used as a settlement mechanism in each of the following applications, among others: limit order books, loan and other non-security asset transfers, and securitization and other waterfall distributions, as well as on Figure Securities, Inc.’s registered alternative trading system (“ATS”). When using a Transferable Certificate as a settlement mechanism, the holder of a Transferable Certificate will transfer the Transferable Certificate to another approved wallet in the same way that a peer-to-peer transfer would occur. The Company believes that the use of Transferable Certificates as a settlement mechanism is permissible under the federal securities laws. For example, the Company believes that all such transfers will fall within Section 4(a)(1) of the Securities Act of 1933.
(2) The requested revisions have been made to the Registration Statement.
(3) The Company wishes to inform the Staff that the Figure Securities, Inc. ATS will not be using smart contracts in connection with the Certificates. As a result, we respectively have not included the requested disclosure.
(4) The requested revisions have been made to the Registration Statement in a new risk factor titled “Risk of Using Figure Transferable Certificates as a Settlement Mechanism.”

8.	Comment: Please file the blockchain transaction fee agreement as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The agreement has been filed as an exhibit to the Registration Statement.

9.
Comment: The Registration Statement provides, “Although personnel at its parent, Figure Technologies, were involved in the initial development of the Provenance Blockchain network, neither Figure Technologies nor FCC control the Provenance Blockchain network, and there is no guarantee that the Provenance Blockchain network will continue to operate under its current terms in the future.” Please revise the disclosure, as appropriate in consideration of the Staff’s previous Section 17(d) comment, and state the extent to which Figure Technologies has a stake in the Provenance Blockchain.

Response:   The requested revisions have been made to the Registration Statement.

*  *  *  *  *

Please do not hesitate to contact me at (202) 507-5171 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Susan Gault-Brown
Susan Gault-Brown